UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ev3 Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A 20 0

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928A 20 0

1	Name of Reporting Person WARBURG, PINCUS EQUITY PARTNERS, L.P. IRS Number 13-3536060

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 27,151,570 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 27,151,570 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,151,570 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.2% (see Item 5(a) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26928A 20 0

1	Name of Reporting Person WARBURG PINCUS PARTNERS, LLC IRS Number 13-4069737

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 27,151,570 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 27,151,570 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,151,570 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.2% (see Item 5(b) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26928A 20 0

1	Name of Reporting Person WARBURG PINCUS & CO. IRS Number 13-6358475

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 27,151,570 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 27,151,570 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,151,570 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.2% (see Item 5(b) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26928A 20 0

1	Name of Reporting Person WARBURG PINCUS LLC IRS Number 13-3536050

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 27,151,570 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 27,151,570 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,151,570 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.2% (see Item 5(b) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2005 (as amended by Amendment No. 1 thereto previously filed with the SEC on April 24, 2007, the “Original Schedule 13D”), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WPEP, WP Partners and WP, the “Warburg Pincus Reporting Entities”).  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Entities.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Entities.  This Amendment No. 2 relates to the common stock, $0.01 par value per share (the “Common Stock”), of ev3 Inc., a Delaware corporation (the “Company”).  The holdings of Common Stock of WPEP reported in this Amendment includes certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. (“WPNEP I”) and Warburg, Pincus Netherlands Equity Partners III, C.V. (“WPNEP III” and, together with WPNEP I and WPEP, the “Investors”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)           On August 3, 2009, WPEP distributed an aggregate of 4,249,990 shares of Common Stock held by it to its partners on a pro rata basis (the “WPEP Distribution”).  WPEP did not receive any consideration in connection with the WPEP Distribution.  Immediately following the WPEP Distribution, each of the Warburg Pincus Reporting Entities may be deemed to beneficially own 27,151,570 shares of Common Stock, representing approximately 24.2% of the outstanding shares of Common Stock, based on the 112,100,408 shares of Common Stock outstanding as of July 31, 2009, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on August 3, 2009.

(b)           Each of the Warburg Pincus Reporting Entities shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 27,151,570 shares of Common Stock it may be deemed to beneficially own.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC and may be deemed to control the other Warburg Pincus Reporting Entities.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares of Common Stock that may be deemed to be beneficially owned by any of the Warburg Pincus Reporting Entities.

The Warburg Pincus Reporting Entities are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Amendment No. 2 shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Entities constitute a person or group.  Each of the Warburg Pincus Reporting Entities disclaims beneficial ownership of all shares of Common Stock in which such Warburg Pincus Reporting Entity does not have a pecuniary interest.

(c)           Other than the WPEP Distribution, no transactions in the Common Stock were effected during the past sixty days by any of the Warburg Pincus Reporting Entities or, to the best knowledge of the Warburg Pincus Reporting Entities, any of the persons set forth on Schedule I of the Original Schedule 13D.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2 of the Original Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Entities.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2009

WARBURG, PINCUS EQUITY PARTNERS, L.P.

	By:	Warburg Pincus Partners, LLC, its
General Partner

	By:	Warburg Pincus & Co., its
Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co., its
Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director